UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS ATTENDED METAL-EXPO’ 2017 INDUSTRIAL EXHIBITION
Moscow, Russia – November 20, 2017 – Mechel PAO (MOEX: MTLR; NYSE: MTL), one of
the leading Russian mining and metals companies, reports its facilities’
participation in the 23rd International Industrial Exhibition Metal-Expo, which was held at the All-Russia Exhibition Center in Moscow on November 14-17, 2017.
Mechel’s corporate booth showcased the products of Chelyabinsk Metallurgical
Plant, Urals Stampings Plant, Beloretsk Metallurgical Plant, Izhstal and
Vyartsilya Metal Products Plant. Over the four days of the exhibition, some 30 employees of Mechel’s steel division, including the service and sales company
Mechel Service OOO, worked at the booth. Guests were offered full information about various kinds of the Group’s products.
“Metal-Expo offers a good opportunity to strengthen our ties with our current clients and attract new ones. During the exposition, several thousand people visited Mechel’s booth, and the work was hard. Our managers held dozens of meetings and reached agreements on many contracts,” Mechel-Steel Management
Company OOO’s Chief Executive Officer Andrey Ponomarev noted.
Three of Mechel’s enterprises won prestigious awards at Metal-Expo’2017. In the contest of projects on developing and implementing new technologies, equipment and products, Beloretsk Metallurgical Plant won a silver medal for mastering production of steel spring wire tempered in oil. The wire has high plastic and strength properties, which affords its products high elasticity and cyclic life.
The wire  is used in automobile industry. Chelyabinsk Metallurgical Plant also won a silver medal for its project on producing oversize 50-tonne steel ingots.
The plant launched production of these ingots in 2017. Production of oversize ingots requires a powerful steelmaking complex and development and implementation of complicated engineering solutions. Today only a few companies worldwide produce this type of ingot. Izhstal PAO won a silver medal for developing and implementing a new method of smelting stainless nitrogen steel.
Products from this type of steel are used in shipbuilding, automobile and oil industries.
Also, several of the Group’s corporate media became winners of the Best
Corporate Media in the Steelmaking Industry of Russia and the CIS 2017 contest.
Southern Kuzbass Coal Company PAO’s Miner’s Banner newspaper won the Best in
Mining Industry nomination, while Mechel Service OOO’s Steel Service newspaper was acknowledged the best metal trade corporate electronic media.
Metal-Expo is one of Russia’s most popular industrial exhibitions. This year, over 530 companies from 35 countries took part in the expo, with over 30,000 visitors from construction, engineering, fuel and energy, transport, logistics and steel trade industries.

***
Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: November 20, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO